EXHIBIT IV

CONCUR TECHNOLOGIES, INC.
601 108th Ave. NE
Suite 1000
Bellevue, Washington 98004

September 18, 2014

American Express Travel Related Services Company, Inc.
American Express Tower
200 Vesey Street
New York, New York 10285

Ladies and Gentlemen:

We understand that American Express Travel Related Services Company, Inc. (“Amex”) may, subject to market conditions and other factors, wish to sell up to 1,000,000 shares of the common stock, par value $0.001 per share (“Common Stock”), of Concur Technologies, Inc. (the “Company”), that it holds, in one or more transactions in accordance with Rule 144 under the Securities Act of 1933 and subject to applicable contractual or other limitations (a “Potential Sale”).

This will confirm the Company’s agreement to take such actions as Amex may reasonably request from time to time for the purpose of effecting a Potential Sale by Amex, including without limitation by providing such instructions and causing its counsel to provide such legal opinions as may be required by the transfer agent for the Common Stock in order to effect the transfer of Common Stock pursuant to a Potential Sale.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

Very truly yours,

CONCUR TECHNOLOGIES, INC.

By:	/s/ S. Steven Singh

Accepted and agreed:

AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

By:	/s/ Carol V. Schwartz